FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

<u>OVERSEAS REGULATORY ANNOUNCEMENT</u>

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached disclosure made by PT. Indofood Sukses Makmur Tbk., a subsidiary of the Company, to the Indonesian Stock Exchange, in relation to the proposed acquisition of 100% ownership of Drayton Pte. Ltd., the majority shareholder of PT Indolakto.

Dated this 23rd day of September, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

UNOFFICIAL TRANSLATION

No. 064/ISM/CS/IX/08 Jakarta, 22 September 2008

Indonesia Capital Market & Financial Institution Supervisory Agency
Gedung Departemen Keuangan RI, 3rd Floor
Jl. Dr. Wahidin Raya No. 1, Jakarta

Attn. : Dr. A. Fuad Rahmany, Chairman
Ir. Nurhaida, MBA, Head of Bureau of PKP – Real Sector

PT Bursa Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 4th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Mr. Erry Firmansyah, President Director
Mr. Eddy Sugito, Listing Director

Kustodian Sentral Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 5th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Mr. Ananta Wiyogo, President Director

Re. : Disclosure in relation to the proposed acquisition of 100% ownership of Drayton, the majority shareholder of PT Indolakto

Dear Sirs/Madam,

Following our announcement dated 22 August 2008, No.060/ISM/CS/VIII/06 with regards to the abovementioned subject, and in compliance with Bapepam rules No.X.K.1, we wish to announce that on 22 September 2008, PT Indofood Sukses Makmur Tbk ("Company") has signed a conditional sales and purchase agreement ("Agreement") with Pastilla Investment Limited, to acquire its 100% ownership of Drayton Pte. Ltd., including its shareholder's loan of US$ 100.5 million to Drayton.

Drayton, a company duly established in Singapore, effectively owns approximately 68.57% shares of PT Indolakto ("Indolakto"), a dairy company (defined herein as the "Proposed Acquisition").

About Indolakto

Indolakto was established in 1992 and has been one of the leading producers of processed milk and milk related products in Indonesia, producing a range of milk products (sweetened condensed milk, powder milk, liquid milk), butter and ice cream.

Indolakto processing facilities are as follows :

Facilities	Capacities
Sweetened Condensed Milk	162.9 million kg
Powder Milk	14.7 million kg
Bottled Milk	34.6 million liter
UHT Milk	46.7 million liter
Pasteurized Milk	16.3 million liter
Ice Cream	16.7 million liter

Indolakto's brands among others Indomilk, Cap Enaak, Tiga Sapi, Orchid Butter and Indoeskrim are the leading brands in the market place and some of them control significant market shares.

Value of the Proposed Acquisition

The consideration of Proposed Acquisition is US$ 350 million with the following term of payments :

- Advance payment of 15% of the Proposed Acquisition' value amounting to USD 52,5 million paid at on the signing date of the agreement;
- The balance of 85% of the Proposed Acquisition' value amounting to USD 297,5 million will be paid in full at the completion date such as 7 (seven) business day after all conditions of the Proposed Acquisition have been fulfilled.

The Proposed Acquisition will be financed by internal cash and bank borrowings.

Material Conditions of the Proposed Acquisition

The material conditions of the Proposed Acquisition as stipulated in the Agreement, inter alia :

- The approval from general meeting of shareholders of the Company on the Proposed Acquisition;
- The approval from the relevant authorities in Indonesia as well as Singapore as required (if any) in relation to the implementation of the Proposed Acquisition;

Completion

The Proposed Acquisition is expected to be completed in December 2008, conditional upon the fulfillment of the conditions precedent.

Rationale of the Proposed Acquisition

a. Investment in dairy industry is an attractive proposition as per capita consumption of milk in Indonesia is still considerably low as compared to neighboring countries. Domestic milk consumption has been increasing steadily in the last five years with growing awareness of the health benefit of milk;

b. The Proposed Acquisition will allow the Company to expand its business and diversify its food business into the dairy industry;
c. Indolakto is considered as one of the significant players in the dairy industry, offering a range of products under leading brands, widely known by the consumer. The Proposed Acquisition will provide an immediate entry with considerable market share in Indonesia, into the dairy industry.
d. The Proposed Acquisition will strengthen the Company's Consumer Branded Product group's position by expanding its products portfolio with products which have established brand names and considerable market shares in Indonesia;
e. PT Indomarco Adi Prima, a distribution subsidiary of the Company has been distributing Indolakto's milk products in most of the areas in Indonesia. The Company has a good understanding on the products and its marketing aspects; hence it will be in a good position to further grow the business of Indolakto, which subsequently will enhance the shareholders value of the Company;

Appointment of Independent Professionals

In relations to the Proposed Acquisition, the Company has appointed the following independent professionals :

Professionals	Name
Financial Consultant	PT Kim Eng Securities
Legal Counsel - Indonesia	Ali Budiardjo, Nugroho, Reksodiputro
Legal Counsel - Singapore	Rajah & Tan LLP
Independent Valuer	PT Heburinas Nusantara

The Proposed Acquisition will constitute a material transaction as stipulated in the Bapepam rules No.IX.E.1; the Company will conduct Extraordinary Meeting of General Shareholders to obtain approval from the shareholder for the Proposed Acquisition.

Thank you for kind attention.

Sincerely,
PT INDOFOOD SUKSES MAKMUR Tbk

Werianty Setiawan
Corporate Secretary

C.c. Pusat Referensi Pasar Modal

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

25 September 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
25 September 2008	1,472,000	On the Exchange	4.10	4.06	6,020,627.20
Total	1,472,000				6,020,627.20

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 8,672,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{8,672,000 \times 100}{3,220,823,003}\right)$$ — 0.269%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any of the securities referred to herein.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO THROUGH THE ACQUISITION OF DRAYTON PTE LTD BY PT INDOFOOD SUKSES MAKMUR TBK

Reference is made to the overseas regulatory announcements of the Company dated 25 August 2008 and 23 September 2008.

The Company is pleased to announce that its 50.1% owned subsidiary, Indofood has signed a conditional sale and purchase agreement on 22 September 2008 with Pastilla, to acquire its 100% ownership of Drayton, including its shareholder's loan of US$100.5 million (approximately HK$783.9 million) to Drayton. Drayton, in turn owns approximately 68.57% effective interest in Indolakto.

The consideration for the Proposed Acquisition was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis taking into account, inter alia, the comparable multiples, the net asset value and the business prospects of Indolakto and amounts to US$350 million (approximately HK$2,730 million). The Proposed Acquisition will be financed by internal cash and bank borrowings of Indofood.

Completion of the Proposed Acquisition is expected to take place in December 2008 and is subject to a number of conditions precedent.

Based on the financial and other information currently available and taking into account the commercial rationale in the body of this announcement, the directors of the Company are of the view that the Proposed Acquisition is in the interests of the shareholders of the Company. Accordingly, Indofood has entered into the Agreement, completion of which is subject to the conditions precedent contained therein which include the approval of shareholders of Indofood at a general meeting to be convened as soon as practicable.

Prior to the convening of such general meeting, the Company, with the assistance of a financial adviser to be appointed for the purpose, intends to undertake a review of the terms of the Proposed Acquisition to confirm the directors' view that the Proposed Acquisition is in the interests of the shareholders of the Company and to determine whether such terms are fair and reasonable. A further announcement setting out the results of this review will be published as soon as practicable but in any event within 28 days.

The Proposed Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition will also be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules.

Introduction

Reference is made to the overseas regulatory announcements of First Pacific Company Limited (the "Company" or "First Pacific") dated 25 August 2008 and 23 September 2008.

The Company is pleased to announce that its 50.1% owned subsidiary, PT Indofood Sukses Makmur Tbk ("Indofood"), has signed a conditional sale and purchase agreement (the "Agreement") on 22 September 2008 with Pastilla Investment Limited ("Pastilla"), to acquire its 100% ownership of Drayton Pte. Ltd. ("Drayton"), including its shareholder's loan of US$100.5 million (approximately HK$783.9 million) to Drayton (the "Proposed Acquisition"). Drayton, in turn owns approximately 68.57% effective interest in PT Indolakto ("Indolakto").

Consideration of the Proposed Acquisition

The consideration for the Proposed Acquisition was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis taking into account, inter alia, the comparable multiples, the net asset value and the business prospects of Indolakto and amounts to US$350 million (approximately HK$2,730 million) and is payable on the following terms:

(a) 15% of the consideration (being US$52.5 million (approximately HK$409.5 million), payable upon signing of the Agreement; and

(b) the balance (being US$297.5 million (approximately HK$2,320.5 million), payable in full at the completion date, i.e., 7 business days after all conditions precedent of the Proposed Acquisition have been fulfilled.

The Proposed Acquisition will be financed by internal cash and bank borrowings of Indofood.

Completion and Conditions Precedent of the Proposed Acquisition

Completion of the Proposed Acquisition is expected to take place in December 2008 and is subject to a number of conditions precedent, including:

(a) the approval from a general meeting of shareholders of Indofood on the Proposed Acquisition having been obtained; and

(b) the necessary approvals (if any) from the relevant authorities in Indonesia and Singapore in relation to the implementation of the Proposed Acquisition having been obtained.

Reasons for the Transactions

The commercial rationale for the Proposed Acquisition can be summarised as follows:

(a) investment in the Indonesian dairy industry is an attractive proposition as per capita consumption of milk in Indonesia is still low as compared to neighbouring countries. Domestic milk consumption has been increasing steadily in the last five years with growing awareness of the health benefit of milk;

(b) the Proposed Acquisition will allow the Group to expand its business and diversify its food business into the dairy industry;

(c) Indolakto is considered as one of the significant players in the dairy industry, offering a range of products under leading brands, widely known by the consumer. The Proposed Acquisition will provide the Group with an immediate entry with considerable market share in Indonesia, into the dairy industry;

(d) the Proposed Acquisition will strengthen the Group's Consumer Branded Product group's position by expanding its products portfolio with products which have established brand names and considerable market share in Indonesia; and

(e) a distribution subsidiary of Indofood has been distributing Indolakto's milk products in most of the areas in Indonesia. The Group has a good understanding of the products and its marketing aspects; hence it will be in a good position to further grow the business of Indolakto, which subsequently will enhance the shareholders value of the Group.

Based on the financial and other information currently available and taking into account the commercial rationale set out above, the directors of the Company are of the view that the Proposed Acquisition is in the interests of the shareholders of the Company. Accordingly, Indofood has entered into the Agreement, completion of which is subject to the conditions precedent referred to therein which include the approval of shareholders of Indofood at a general meeting to be convened as soon as practicable.

Prior to the convening of such general meeting, the Company, with the assistance of a financial adviser to be appointed for the purpose, intends to undertake a review of the terms of the Proposed Acquisition to confirm the directors' view that the Proposed Acquisition is in the interests of the shareholders of the Company and to determine whether such terms are fair and reasonable. A further announcement setting out the results of this review will be published as soon as practicable but in any event within 28 days.

Listing Rules Implications

The Proposed Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Acquisition will also be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Indofood is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (instant noodles, food seasonings, snack foods and baby cereal), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, tea and cocoa plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Pastilla is an investment holding company domiciled in the British Virgin Islands.

Drayton is a company duly established in Singapore in June 2008 and its principal business is investment holding.

Indolakto was established in 1992 and has been one of the leading producers of processed milk and milk related products in Indonesia, producing a range of milk products (sweetened condensed milk, powder milk, liquid milk), butter and ice cream. Indolakto's brands include, amongst others, Indomilk, Cap Enaak, Tiga Sapi, Orchid Butter and Indoeskrim.

The net asset value of Indolakto as at 31 December, 2007 is Rp.188.6 billion (approximately US$20.0 million or approximately HK$156.2 million) and the net profits of Indolakto before and after taxation and extraordinary items are Rp.233.5 billion (approximately US$25.5 million and approximately HK$198.8 million) and Rp.160.1 billion (approximately US$17.5 million and approximately HK$136.3 million), respectively, for the financial year ended 31 December, 2007 and net profits of Indolakto before and after taxation and extraordinary items are Rp.98.1 billion (approximately US$10.7 million and approximately HK$83.6 million) and Rp.69.1 billion (approximately US$7.6 million and approximately HK$58.9 million), respectively, for the financial year ended 31 December, 2006.

To the best of the directors' knowledge, information and belief and having made all reasonable enquiry, Pastilla and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

By Order of the Board
First Pacific Company Limited
Robert C. Nicholson
Executive Director

Hong Kong, 24 September 2008

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = 9,320 Indonesian Rupiah. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

RECEIVED

2008 OCT -9 P 2: 00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

26 September 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
26 September 2008	738,000	On the Exchange	4.20	4.10	3,057,681.60
Total	738,000				3,057,681.60

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 9,410,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{9,410,000 \times 100}{3,220,823,003} \right)$$ 0.292%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

19 September 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
19 September 2008	174,000	On the Exchange	4.22	4.10	728,886.00
Total	174,000				728,886.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) 6,800,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{6{,}800{,}000 \times 100}{3{,}220{,}823{,}003} \right)$$ 0.211%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

RECEIVED

2008 OCT -9 P 2:0C

FICE OF INTERNATIONAL CORPORATE FINANCE

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

22 September 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
22 September 2008	400,000	On the Exchange	4.50	4.30	1,772,240.00
Total	400,000				1,772,240.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 7,200,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{7,200,000 \times 100}{3,220,823,003} \right)$$ 0.224%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

END